Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-251119) of Advanced Micro Devices, Inc. and related Prospectus for the merger proposal of Advanced Micro Devices, Inc. and Xilinx, Inc. and to the incorporation by reference therein of our reports dated February 4, 2020, with respect to the consolidated financial statements of Advanced Micro Devices, Inc., and the effectiveness of internal control over financial reporting of Advanced Micro Devices, Inc., included in its Annual Report (Form 10-K) for the year ended December 28, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

January 14, 2021